FPFX Shareholder Value Committee
                                  7 Egret Lane
                              Aliso Viejo, CA 92656

                                                                October 13, 2005
Mail Stop 04-09
---------------

Mr. Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 -3628

              Re:   FirstPlus Financial Group
                    Revised Preliminary Proxy Statement on Schedule 14A
                    Filed October 7, 2005 by James T. Capretz, Robert D. Davis, George R. Eberting, James P. Hanson and Danford L. Martin (the FPFX Shareholder Value Committee)
                    SEC File Number 1-13753


Dear Mr. Duchovny:

I am in receipt of your letter dated October 12, 2005 regarding the Revised Preliminary Proxy Statement filed by the above-referenced shareholders (the "Participants") in connection with the solicitation of proxies in connection with the upcoming Special Meeting of Shareholders (the "Meeting") of FirstPlus Financial Group, Inc. (the Company"). We respond to your comments as follows:

     1. Members of our Group (per Rule 13d-5(b)(1) Your letter asked us how our group was formed and an analysis regarding whether there are additional persons who should be identified as members of our group, and if any of us obtained authorization to act on behalf of any other shareholder petitioners.

As stated in our Schedule 14A, in March 2005, 73 shareholders of FirstPlus filed a Petition to order an election of directors in the Second Judicial District Court, Nevada, as provided for by NRS 78.345. These FirstPlus shareholders demanded their rights to annual shareholder meetings, along with audited financial statements. There are no agreements among the petitioners to acquire, hold, vote, or dispose any equity securities of FirstPlus. Prior to the commencement of the lawsuit, each petitioner executed and delivered to me a Consent to Representation and Limited Power of Attorney (the "Limited Power of Attorney"). The form of the Limited Power of Attorney is enclosed as Enclosure No. 1. Section 3(g) of the Limited Power of Attorney provides that "This Power of Attorney does not confer upon Martin the power to nominate a Board of Director on behalf of the Undersigned." Moreover, Section 3(h) of the Limited Power of Attorney states that "This Power of Attorney does not confer upon Martin the power to vote for a Board of Director on behalf of the Undersigned." The Limited Power of Attorney provides no right to vote to any person. Nor does the Limited Power of Attorney constitute an agreement to vote a particular way.

In May 2005, I decided to form a group specifically to nominate an opposing slate of Directors, and with the intent to solicit votes upon the approval of our Schedule 14A. I directly approached seven (7) shareholders whom I thought were qualified business persons with a diversity of experiences and skills, and who could contribute the time and financial resources such an undertaking would entail. This was an extremely selective process among shareholders both within and without the petitioners. I selected five such persons among the petitioners and one (Mr. James T. Capretz) who was not a petitioner, who agreed to form such a group. These seven (including me), consisted of 3 CPA's, 3 Businessmen, and 1 Attorney. I invited one additional shareholder, Kenneth Bolster, to participate in the Committee, but he declined. Only these seven (7) shareholders agreed to act together for the purpose of holding and or voting equity securities of FirstPlus (and to solicit votes). As stated in our Form 14A (see last paragraph of "REASONS FOR SOLICITATION", page 5):
Subsequently on July 13, 2005, a "Notice of Nomination" nominating seven (7) Directors was sent to the Company and their Counsel, as within the last two years, the Company had as many as 7 Directors. The Company's legal counsel notified the Committee's legal counsel that only 4 Directors will be elected at the up-coming special meeting. On July 27, 2005 a re-constituted Committee sent the Company a revision to the "Notice of Nomination" resulting with the nomination of four (4) Committee Nominees: (1) Danford L. Martin, (2) James T. Capretz, (3) James P. Hanson, and (4) Robert D. Davis who are nominated for an opposing slate to Company's nominated director candidates.

On July 24, 2005, one of the seven shareholders, Douglas H. Baskett, resigned from the group, so on July 27, 2005 only 6 submitted nominations to the Company, and filed the initial Form 14A. Recently one more member of the Committee, Rupen Gulenyan, resigned (copy of resignation letter previously supplied to you), thereby only 5 members currently remain in the FPFX Shareholder Value Committee. As reflected in the Committee's Amended Schedule 13D, only five individuals belong to the Committee and will be authorized to solicit proxies on behalf of the Committee.

Many of the petitioners in the court petition, together with some non-petitioners, have contributed funds for the prosecution of the court petition. The funds that have been contributed for the prosecution of the court petition have not been applied to the Committee's expenses. Committee's funds have all come from members of the Committee, and have been maintained in a bank account separate from the funds for the prosecution of the court petition.

As each member in the Committee was approached directly and specifically by me; there are no obligations or commitments from the members of our group to represent any other shareholder (within or without the petitioners). Other than in connection with the Limited Power of Attorney described above, none of the Committee's members has obtained any authorization to act on behalf of the other shareholder petitioners or any other shareholders. The Limited Power of Attorney is not an agreement to act together for purpose of acquiring, holding, voting, or disposing of equity securities of FirstPlus.

         Sincerely,


         /s/ Danford L. Martin
         ---------------------
         Danford L. Martin
         FPFX Shareholder Value Committee
         7 Egret Lane
         Aliso Viejo, CA  92656

Cc:  Nathan Jenkins, Jerry Carter, Committee Members

Enclosure:
1. Form of Consent to Representation and Limited Power of Attorney

Enclosure No. 1

                           CONSENT TO REPRESENTATION
                          AND LIMITED POWER OF ATTORNEY
                          -----------------------------


WHEREAS:

     (1) The Undersigned is a shareholder of FirstPlus Financial Group, Inc. ("FirstPlus"), a Nevada corporation;

     (2) The Undersigned has the capacity, as a shareholder of FirstPlus, to give consent to legal representation on behalf of the Undersigned in matters relating to the Undersigned's rights and privileges as a shareholder of FirstPlus;

     (3) The Undersigned has the capacity, as a principal acting on his own or her own behalf, to confer upon a third-party a limited power of attorney for the purpose of acting on behalf of the Undersigned in matters relating to the Undersigned's rights and privileges as a shareholder of FirstPlus;

     (4) The Undersigned understands that FirstPlus has not held an election of its Board of Directors in over eighteen (18) months;

     (5) The Undersigned, in the capacity of a shareholder of FirstPlus desires that a new election ("Election") of FirstPlus' Board of Directors be held as soon as possible and that new and different directors be elected to the Board of Directors than are currently serving as directors;

     (6) The Undersigned desires to compel the Election by resort to Court Action, as soon as possible;

     (7) The Undersigned understands that Danford L. Martin ("Martin"), in his capacity as a shareholder of FirstPlus, is initiating a court action ("Court Action") against FirstPlus to compel the Election;

     (8) The Undersigned understands that Martin has retained the law firm of Brooke-Shaw-Zumpft, located at 1590 Fourth Street, Suite 100, Minden, Nevada, Telephone 775-782-7171, to prosecute the Court Action and to subsequently assist with the holding of the Election, as may be necessary;

     (9) The Undersigned understands that Martin will be liable for legal fees and expenses incurred by Brooke-Shaw-Zumpft in the prosecution of the Court Action and the provision of any subsequent legal assistance relating to the Election, as may be necessary;

     (10) The Undersigned desires to support and advance the efforts of Martin and Brooke-Shaw-Zumpft in the prosecution of the Court Action and the holding of the Election to elect new and different board members and to cooperate fully with Martin and Brooke-Shaw-Zumpft in this regard; and

     (11) The Undersigned desires that the Court Action and Election proceed as quickly and efficiently as possible;

IT IS HEREBY AGREED AS FOLLOWS:

(1) Consent To Commence Court Action And Election.
--------------------------------------------------

              The Undersigned hereby consents to the commencement of the aforementioned Court Action and Election and further agrees to and requests that the Undersigned be named as a Plaintiff in the aforementioned Court Action, with the understanding that the Undersigned will not incur any debts or liability in connection with the prosecution of the Court Action.

       (2)    Consent To Legal Representation.
              --------------------------------

              The Undersigned hereby consents to being represented in the Court Action (and subsequent Election, as may be necessary) by the law firm of Brooke-Shaw-Zumpft, with the understanding that the Undersigned will not incur any debts or liability in connection with Brooke-Shaw-Zumpft's prosecution of the Court Action or assistance with the Election.

       (3)    Limited Power Of Attorney
              -------------------------

              The Undersigned hereby confers upon Martin a limited power of attorney ("Power of Attorney") to act on behalf of the Undersigned in all matters relating to or arising from the commencement, prosecution, and completion of the aforementioned Court Action and Election as below specified.

       a. This Power of Attorney specifically confers upon Martin the right to freely and solely make all client decisions on behalf of the Undersigned, in connection with the prosecution of the aforementioned Court Action and holding of the aforementioned Election;

       b. This Power of Attorney specifically confers upon Martin the right to instruct Brooke-Shaw-Zumpft on client matters arising in the course of the prosecution of the Court Action and holding of the Election, on behalf of the Undersigned;

       c. This Power of Attorney specifically confers upon Martin the right to sign all court documents and move the court to take further necessary and appropriate action on behalf of the Undersigned, in connection with the prosecution of the aforementioned Court Action and holding of the aforementioned Election;

       d. This Power of Attorney specifically confers upon Martin the right to initiate and receive all communications, whether written or oral, with Brooke-Shaw-Zumpft on behalf of the Undersigned, who will not be independently consulted or communicated with on these matters;

       e. This Power of Attorney specifically confers upon Martin the right to take all further necessary and proper action to effect the prosecution, completion, and winding up of the Court Action and the holding of the Election.

       f. This Power of Attorney does not confer upon Martin the power to secure credit or incur debts or liability on behalf of the Undersigned;

       g. This Power of Attorney does not confer upon Martin the power to nominate a Board Director on behalf of the Undersigned; and

       h. This Power of Attorney does not confer upon Martin the power to vote for a Board Director on behalf of the Undersigned.

       (4)    Termination Of Limited Power Of Attorney
              ----------------------------------------

              This Power of Attorney shall automatically expire and terminate upon the completion, conclusion, and winding-up of the aforementioned Election or the Court Action, whichever occurs later.

              However, this Power of Attorney shall remain in full force and effect to a later time, as may be necessary, if the Election or Court Action occur, proceed, or resolve in such a manner that Martin, in his sole discretion, deems it necessary to further contest or continue the Election (collectively, "Election Follow-up") or to file an appeal ("Appeal") of the Court Action or to take independent and subsequent court action(s) ("Subsequent Court Action(s)") to effect the goal of electing a new and different board of directors of FirstPlus than are currently serving as board members.

              In such circumstances requiring the commencement or prosecution of any Election Follow-up, Appeal, or Subsequent Court Action(s), this Power of Attorney shall remain in full force and effect until the completion, conclusion, and winding-up of the Election Follow-up, Appeal, or Subsequent Court Action(s) whichever occurs later.

       (5)    Reservation Of Right To Withdraw From Court Action
              --------------------------------------------------

              The Undersigned reserves the right to withdraw ("Withdrawal") from any action or actions commenced in connection with this Consent and Power of Attorney, provided that oral or written notice ("Notice") of the Undersigned's Withdrawal is provided to Martin. The Withdrawal will be effective upon Martin's receipt of the Notice. However, in circumstances of the Undersigned's Withdrawal, the Power of Attorney shall remain in effect for the limited purpose of securing and completing the Withdrawal, including the filing of necessary court papers and motions with the Court and FirstPlus to effect the Withdrawal.

                                 SIGNATURE PAGE
                                 --------------

I have read and understand the foregoing Consent To Representation and Limited Power of Attorney, and freely consent to the terms contained herein.

I further warrant that, at the time of the signing of this document, I currently own the following shares of stock of FirstPlus:

--------------------------------------------------------------------------------
       NUMBER OF SHARES                        TYPE OF SHARES
--------------------------------------------------------------------------------
                                (Please list separately on different lines the different types of stock that you own, as may apply to you. If you do not own the type of stock listed on the row, please enter zero (0) in the "Number of Shares" column.)
--------------------------------------------------------------------------------
                                Preferred Stock, Series "A"
--------------------------------------------------------------------------------
                                Preferred Stock, Series "B"
--------------------------------------------------------------------------------
                                Common Stock
--------------------------------------------------------------------------------
                                Non-Voting Stock
--------------------------------------------------------------------------------
                                Other:
--------------------------------------------------------------------------------


Dated this ___ day of ___________________, 2005


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
________________________________________      ________________________________________
Signature (matching Certificate/Account)      Signature (matching Certificate/Account)

________________________________________      ________________________________________
Printed Name (per Certificate/Account)        Printed Name (per Certificate/Account)

Street Address: ________________________________________________________________
City: ____________________________, State:____________________ Zip: ____________
Phone: _________________   Fax.:_________________    E-Mail: ___________________